April 10, 2025

Marriana Henares Yulo
Chief Executive Officer
Hotel101 Global Holdings Corp.
20 Cecil Street #04-03
Plus Building
Singapore 049705

Marriana Henares Yulo
Chief Executive Officer
Hotel101 Global Pte. Ltd.
20 Cecil Street #04-03
Plus Building
Singapore 049705

       Re: Hotel101 Global Holdings Corp.
           Hotel101 Global Pte. Ltd.
           Amended Draft Registration Statement on Form F-4
           Submitted March 31, 2025
           CIK No. 0002054507
Dear Marriana Henares Yulo and Marriana Henares Yulo:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 25, 2025 letter.
 April 10, 2025
Page 2



Amended Draft Registration Statement on Form S-4
Risk Factors
JVSPAC is not required to, and did not, obtain a third-party valuation, page 62

1. We note your revised disclosure in response to prior comment 7 that the reliance on a fragmented ownership structure, where units are owned by third party real estate unit owners, forms a core similarity between you and Airbnb. Please expand your risk factor disclosure to address your valuation and disclose clearly the differences in your business model compared to that of Airbnb.
Provide competitive returns to Unit Owners to establish a diversified and satisfied buyer population., page 162

2. We note your revised disclosure in response to prior comment 11. Please clarify that the Unit Owners' Yield on the Phillipine hotels should not be taken as an indication of future financial performance of properties of Hotel101 Global.
       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   James Grandolfo, Esq.